UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2021

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
(Translation of registrant's name into English)

5 Ha’solelim Street, Tel Aviv, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

INVESTOR CONTACT:	MEDIA CONTACT:
Kip E. Meintzer	Gil Messing
Check Point Software Technologies	Check Point Software Technologies
+1.650.628.2040	+1.650.628.2260
ir@checkpoint.com	press@checkpoint.com

CHECK POINT SOFTWARE TECHNOLOGIES REPORTS
2021 THIRD QUARTER FINANCIAL RESULTS

SAN CARLOS, CA – October 28, 2021 — Check Point® Software Technologies Ltd. (NASDAQ: CHKP), today announced its financial results for the third quarter ended September 30, 2021.

Third Quarter 2021:

•	Total Revenue: $534 million, a 5 percent increase year over year
•	Subscription Revenues: $190 million, a 13 percent increase year over year
•	Deferred Revenues: $1,456 million, a 12 percent increase year over year
•	GAAP Operating Income: $225 million, representing 42 percent of revenues
•	Non-GAAP Operating Income: $261 million, representing 49 percent of revenues
•	GAAP EPS: $1.40, a 1 percent decrease year over year
•	Non-GAAP EPS: $1.65, a 1 percent increase year over year

“Third quarter results were strong and reflect solid execution during the quarter. Revenues came in toward the high-end of our projections and Non-GAAP earnings per share exceeded projections. Subscription revenues increased by 13 percent driven by triple-digit growth in Infinity platform sales and double-digit growth in Harmony and CloudGuard,” said Gil Shwed, Founder and CEO of Check Point Software Technologies. “During the quarter we further expanded the Infinity platform with the acquisition of Avanan, the fastest growing Cloud E-Mail and Collaboration Security Company to address the most vulnerable attack vector – malware delivered through E-Mail.”

Financial Highlights for the Third Quarter of 2021:
•	Total Revenue: $534 million compared to $509 million in the third quarter of 2020, a 5 percent increase year over year.
•	GAAP Operating Income: $225 million compared to $231 million in the third quarter of 2020, representing 42 percent and 45 percent of revenues in the third quarter of 2021 and 2020, respectively.
•	Non-GAAP Operating Income: $261 million compared to $265 million in the third quarter of 2020, representing 49 percent and 52 percent of revenues in the third quarter of 2021 and 2020, respectively.
•	GAAP Taxes on Income: $47 million compared to $45 million in the third quarter of 2020.
•	GAAP Net Income: $187 million compared to $201 million in the third quarter of 2020.
•	Non-GAAP Net Income: $220 million compared to $231 million in the third quarter of 2020.
•	GAAP Earnings per Diluted share: $1.40 million compared to $1.42 million in the third quarter of 2020, a 1 percent decrease year over year.
•	Non-GAAP Earnings per Diluted share: $1.65 compared to $1.64 in the third quarter of 2020, a 1 percent increase year over year.
•	Deferred Revenues: As of September 30, 2021, deferred revenues were $1,456 million compared to $1,302 million as of September 30, 2020, a 12 percent increase year over year.
•	Cash Balances, Marketable Securities and Short-Term Deposits: $3,835 million as of September 30, 2021, compared to $3,896 million as of September 30, 2020.
•
Cash Flow: During the quarter we acquired Avanan, a world leader in cloud email security, for $234 million net cash consideration.  Cash flow from operations was $251 million, compared to $248 million in the third quarter of 2020. The operating cash flow for the quarter included a cost of $14 million related to the acquisition of Avanan.

•
Share Repurchase Program: During the third quarter of 2021, we repurchased approximately 2.64 million shares at a total cost of approximately $325 million. During the quarter we announced a $2 billion expansion to the share repurchase program with authorization to repurchase up to $325 million each quarter.

For information regarding the non-GAAP financial measures discussed in this release, as well as a reconciliation of such non-GAAP financial measures to the most directly comparable GAAP financial measures, please see “Use of Non-GAAP Financial Information” and “Reconciliation of GAAP to Non-GAAP Financial Information.”

©2021 Check Point Software Technologies Ltd. All rights reserved | P. 2

Business Highlights

Check Point Software Technologies acquired Avanan, the fastest growing cloud email and collaboration Security Company, to redefine security for cloud email. This acquisition will expand the Check Point Harmony family which provides security for the remote workforce, and expands the Check Point Harmony Email & Collaboration product line. We intend to tightly integrate Avanan into the Check Point Infinity consolidated architecture to deliver the world’s most secure email security offering. Utilizing patented technology designed and built for cloud email environments, this will be one of the only unified solutions in the market to protect remote workforce from malicious files, URLs and Phishing across email, collaboration suites, web, network, and endpoint.

During the quarter, Check Point Software’s board of directors authorized a $2 billion expansion of the company’s on-going share repurchase program. Under the extended share repurchase program, Check Point is authorized to continue repurchasing its shares up to $325 million each quarter.

Research & Cyber Security:

Mid-Year Security Report Reveals a 29% Increase in Cyber-attacks Against Organizations Globally: Hackers continue to exploit the COVID-19 pandemic and the shift to remote work. Ransomware attacks surged 93% in the last 6 months, fueled by innovation in attack technique called Triple Extortion.

Black market for fake vaccine certificates reaches new peaks, while Delta variant keeps spreading globally: In this report, Check Point Research (CPR) saw a 257% jump in the number of sellers using Telegram to advertise fake vaccination cards to those “who do not want to take the vaccine”, as pressure to take the vaccine rises with the rapidly spreading Delta variant.

Education sector sees a 29% increase in attacks against organizations globally: As back-to-school began, the education sector had the highest volume of cyber-attacks for the month of July. Cyber criminals are seeking to capitalize on the short-notice shift back to remote learning driven by the Delta variant, by targeting people log-in from home using their personal devices.

As the battle against cybercrime continues during Cybersecurity Awareness Month, Check Point Research reports a 40% increase in cyber-attacks: Researchers shared new data on the current cyber security threats by volume, industry and region. Cyber-attacks on organizations worldwide surged 40% in 2021, compared to last year. September 2021 saw the most amount of cyber-attacks per week (avg. 870 attacks), compared to all other months since January 2020, more than double the number of attacks weekly when compared to the lowest point in March 2020.

Amazon Kindle Vulnerabilities could have led Threat Actors to Device Control and Information Theft: Security flaws were found in Amazon Kindle , the world’s most popular e-reader. By tricking victims into opening a malicious e-book, a threat actor could have leveraged the flaws to target specific demographics and take full control of a Kindle device, opening a path to stealing information stored.

Now Patched Vulnerability in WhatsApp could have led to data exposure of users: Check Point Research (CPR) exposed a security vulnerability in WhatsApp’s image filter function. By applying specific image filters to a specially crafted image and sending the resulting image, an attacker could have exploited the vulnerability to read sensitive information from WhatsApp memory.

Check Point Software Prevents Theft of Crypto Wallets on OpenSea, the World’s Largest NFT Marketplace: After seeing reports of stolen crypto wallets triggered by free airdropped NFTs, Check Point Research (CPR) investigated OpenSea, the world’s largest NFT marketplace. The investigation led to the discovery of critical security vulnerabilities on OpenSea’s platform that, if exploited, could have led hackers to hijack user accounts and steal entire crypto wallets of users, by sending malicious NFTs.

Microsoft Continues Reign as Most Imitated Brand for Phishing Attempts in Q2 2021: The Brand Phishing Report for Q2 2021 highlights brands that were most frequently imitated by cyber criminals in their attempts to steal individuals’ personal information or payment credentials.

Top prevalent malware with a thousand campaigns migrates to macOS: A new strain of malware, named “XLoader”, is a derivative of the famous “Formbook” malware family. Formbook rebranded to XLoader in 2020. Over the past six months, CPR studied XLoader’s activities, learning that XLoader is prolific, targeting not just Windows, but Mac users as well.

©2021 Check Point Software Technologies Ltd. All rights reserved | P. 3

INDRA — what governments should learn from a cyber-attack on the Iranian train system: Check Point Research (CPR) warned governments everywhere about attacks on critical infrastructure.

PixStealer: a new wave of Android banking Trojans abusing Accessibility Services: Check Point Research (CPR) detected cyber-attacks against the users of PIX, the instant payment solution created and managed by the Brazilian Central Bank.

Analyst Recognition:

Canalys, a world-renowned technology channel analyst firm, has recognized Check Point as a ‘Champion’ in the Global Cybersecurity Leadership Matrix for 2021. This recognition highlights Check Point’s continued improvement in channel excellence during the last three years, making a dramatic move from being a Contender in 2019 to a Champion in 2021.

In August, Check Point Harmony Mobile was named a Market Leader in Omdia’s Market Radar Mobile Security Management Solution Report. This year’s recognition highlights Check Point Harmony Mobile’s ability to deliver a comprehensive set of capabilities that help businesses protect data across application, network, and device attack vectors.

Microsoft US Partner Award for Energy recognized Check Point Software’s focus on helping customers move more workloads to Microsoft Azure faster—by giving them the confidence that their data is secure at cloud speed and at cloud scale.

G2 recognized Check Point Software as a leader for its comprehensive security vision across cloud and on premise security, advanced threat prevention, and mobile security management.

Video Conference Information
Check Point will host a video conference with the investment community on October 28, 2021, at 8:30 AM ET/5:30 AM PT. To listen to the live video cast or replay, please visit the website: www.checkpoint.com/ir.

Fourth Quarter Investor Conference Participation Schedule:

•	RBC 2021 Virtual Technology, Internet, Media & Telecommunications Conference November 16-17, 2021 – Virtual Fireside Chat & 1x1’s

•	Wells Fargo 2021 Virtual Technology Conference November 30, 2021 – Virtual 1x1’s

•	Credit Suisse 2021 Technology Summit December 1-2, 2021 – 1x1’s

•	NASDAQ 2021 Technology Conference December 2-3, 2021 – Virtual Fireside Chat & 1x1’s

•	UBS 2021 Technology Conference December 6, 2021 – Virtual Fireside Chat & 1x1’s

•	Raymond James 2021 Technology Conference December 7, 2021 – Virtual 1x1’s

•	Barclays 2021 Technology Conference December 8, 2021 – Virtual Fireside Chat & 1x1’s

Members of Check Point's management team are expected to present at these conferences and discuss the latest company strategies and initiatives. Check Point’s conference presentations are expected to be available via webcast on the company's web site. To access these presentations and the most updated information please visit the company's web site at www.checkpoint.com/ir. The schedule is subject to change.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is a leading provider of cyber security solutions to corporate enterprises and governments globally.  Check Point Infinity´s portfolio of solutions protects enterprises and public organisations from 5th generation cyber-attacks with an industry leading catch rate of malware, ransomware and other threats. Infinity comprises three core pillars delivering uncompromised security and generation V threat prevention across enterprise environments: Check Point Harmony, for remote users; Check Point CloudGuard, to automatically secure clouds; and Check Point Quantum, to protect network perimeters and datacenters, all controlled by the industry’s most comprehensive, intuitive unified security management. Check Point protects over 100,000 organizations of all sizes.

©2021 Check Point Software Technologies Ltd. All rights reserved

©2021 Check Point Software Technologies Ltd. All rights reserved | P. 4

Legal Notice Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this press release include, but are not limited to, statements related to our expectations regarding our products and solutions and partnerships, the effects on our business of the COVID-19 pandemic, expectations related to our acquisition of Avanan and our ability to achieve the anticipated benefits from such acquisition, and our participation in investor conferences during the fourth quarter of 2021. Our expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected.  These risks include our ability to continue to develop platform capabilities and solutions; customer acceptance and purchase of our existing solutions and new solutions; the continued effects on our business of the COVID-19 pandemic; the market for IT security continuing to develop; competition from other products and services; our ability to successfully integrate acquired personnel, operations and technologies successfully following the completion of an acquisition;  and general market, political, economic and business conditions.  The forward-looking statements contained in this press release are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and  Exchange Commission, including our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2021. The forward-looking statements in this press release are based on information available to Check Point as of the date hereof, and Check Point disclaims any obligation to update any forward-looking statements, except as required by law.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of operating income, net income and earnings per diluted share, which are adjustments from results based on GAAP to exclude, as applicable, stock-based compensation expenses, amortization of intangible assets and acquisition related expenses and the related tax affects. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s ongoing core operations and prospects for the future. Historically, Check Point has also publicly presented these supplemental non-GAAP financial measures in order to assist the investment community to see the Company “through the eyes of management,” and thereby enhance understanding of its operating performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

©2021 Check Point Software Technologies Ltd. All rights reserved | P. 5

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED STATEMENT OF INCOME

 (Unaudited, in millions, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2021	2020	2021	2020
Revenues:
Products and licenses	$119.1	$120.2	$347.5	$353.0
Security subscriptions	190.0	168.8	551.1	491.6
Total revenues from products and security subscriptions	309.1	289.0	898.6	844.6
Software updates and maintenance	224.9	220.0	669.1	656.5
Total revenues	534.0	509.0	1,567.7	1,501.1

Operating expenses:
Cost of products and licenses	25.9	22.9	70.7	66.3
Cost of security subscriptions	9.3	5.9	26.0	18.5
Total cost of products and security subscriptions	35.2	28.8	96.7	84.8
Cost of Software updates and Maintenance	25.8	23.3	76.7	70.5
Amortization of technology	2.2	1.7	5.6	4.9
Total cost of revenues	63.2	53.8	179.0	160.2

Research and development	71.3	61.3	207.2	185.9
Selling and marketing	148.3	135.8	437.2	419.2
General and administrative	26.7	26.8	82.7	83.0
Total operating expenses	309.5	277.7	906.1	848.3

Operating income	224.5	231.3	661.6	652.8
Financial income, net	9.2	14.4	32.2	52.4
Income before taxes on income	233.7	245.7	693.8	705.2
Taxes on income	46.7	45.0	137.9	129.4
Net income	$187.0	$200.7	$555.9	$575.8

Basic earnings per share	$1.41	$1.44	$4.17	$4.06
Number of shares used in computing basic earnings per share	132.6	139.3	133.3	141.8

Diluted earnings per share	$1.40	$1.42	$4.13	$3.99
Number of shares used in computing diluted earnings per share	133.4	141.1	134.4	144.4

©2021 Check Point Software Technologies Ltd. All rights reserved | P. 6

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED FINANCIAL METRICS

(Unaudited, in millions, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2021	2020	2021	2020

Revenues	$534.0	$509.0	$1,567.7	$1,501.1
Non-GAAP operating income	261.3	265.0	764.7	749.4
Non-GAAP net income	219.8	230.8	647.9	661.7
Diluted Non-GAAP Earnings per share	$1.65	$1.64	$4.82	$4.58
Number of shares used in computing diluted Non-GAAP earnings per share	133.4	141.1	134.4	144.4

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF GAAP TO NON GAAP FINANCIAL INFORMATION

(Unaudited, in millions, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2021	2020	2021	2020

GAAP operating income	$224.5	$231.3	$661.6	$652.8
Stock-based compensation (1)	31.2	29.1	87.7	83.5
Amortization of intangible assets and acquisition related expenses (2)	5.6	4.6	15.4	13.1
Non-GAAP operating income	$261.3	$265.0	$764.7	$749.4

GAAP net income	$187.0	$200.7	$555.9	$575.8
Stock-based compensation (1)	31.2	29.1	87.7	83.5
Amortization of intangible assets and acquisition related expenses (2)	5.6	4.6	15.4	13.1
Taxes on the above items (3)	(4.0)	(3.6)	(11.1)	(10.7)
Non-GAAP net income	$219.8	$230.8	$647.9	$661.7

Diluted GAAP Earnings per share	$1.40	$1.42	$4.13	$3.99
Stock-based compensation (1)	0.24	0.21	0.66	0.58
Amortization of intangible assets and acquisition related expenses (2)	0.04	0.03	0.11	0.09
Taxes on the above items (3)	(0.03)	(0.02)	(0.08)	(0.08)
Diluted Non-GAAP Earnings per share	$1.65	$1.64	$4.82	$4.58

Number of shares used in computing diluted Non-GAAP earnings per share	133.4	141.1	134.4	144.4

(1) Stock-based compensation:
Cost of products and licenses	$0.1	$0.1	$0.3	$0.3
Cost of software updates and maintenance	1.2	1.1	3.2	3.0
Research and development	7.8	6.9	21.5	17.2
Selling and marketing	12.7	10.2	31.5	26.8
General and administrative	9.4	10.8	31.2	36.2
	31.2	29.1	87.7	83.5

(2) Amortization of intangible assets and acquisition related expenses:
Amortization of technology-cost of revenues	2.2	1.7	5.6	4.9
Research and development	1.3	1.1	3.9	2.8
Selling and marketing	2.1	1.8	5.9	5.4
	5.6	4.6	15.4	13.1

(3) Taxes on the above items	(4.0)	(3.6)	(11.1)	(10.7)

Total, net	$32.8	$30.1	$92.0	$85.9

©2021 Check Point Software Technologies Ltd. All rights reserved | P. 7

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA

(Unaudited, in millions)

ASSETS
	September 30,	December 31,
	2021	2020
Current assets:
Cash and cash equivalents	$314.9	$255.7
Marketable securities and short-term deposits	1,421.7	1,432.0
Trade receivables, net	324.0	540.8
Prepaid expenses and other current assets	49.2	50.1
Total current assets	2,109.8	2,278.6

Long-term assets:
Marketable securities	2,098.0	2,311.9
Property and equipment, net	84.5	88.1
Deferred tax asset, net	38.6	34.4
Goodwill and other intangible assets, net	1,255.1	1,040.7
Other assets	84.7	85.5
Total long-term assets	3,560.9	3,560.6

Total assets	$5,670.7	$5,839.2

LIABILITIES AND
SHAREHOLDERS’ EQUITY

Current liabilities:
Deferred revenues	$1,058.5	$1,108.6
Trade payables and other accrued liabilities	413.2	435.2
Total current liabilities	1,471.7	1,543.8

Long-term liabilities:
Long-term deferred revenues	397.2	373.3
Income tax accrual	473.0	422.8
Other long-term liabilities	28.8	33.1
	899.0	829.2

Total liabilities	2,370.7	2,373.0

Shareholders’ equity:
Share capital	0.8	0.8
Additional paid-in capital	2,243.2	2,028.4
Treasury shares at cost	(10,231.6)	(9,319.0)
Accumulated other comprehensive gain	16.4	40.7
Retained earnings	11,271.2	10,715.3
Total shareholders’ equity	3,300.0	3,466.2

Total liabilities and shareholders’ equity	$5,670.7	$5,839.2
Total cash and cash equivalents, marketable securities and short-term deposits	$3,834.6	$3,999.6

©2021 Check Point Software Technologies Ltd. All rights reserved | P. 8

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA

(Unaudited, in millions)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2021	2020	2021	2020
Cash flow from operating activities:
Net income	$187.0	$200.7	$555.9	$575.8
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	4.8	4.8	15.0	13.8
Amortization of intangible assets	2.6	2.1	6.8	6.1
Stock-based compensation	31.2	29.1	87.7	83.5
Realized (gain) loss on marketable securities	0.5	(2.2)	(1.0)	(2.9)
Decrease in trade and other receivables, net	44.5	34.2	219.8	210.3
Increase (decrease) in deferred revenues, trade payables and other accrued liabilities	(23.1)	(22.9)	0.9	(39.9)
Deferred income taxes, net	3.2	1.8	3.7	12.3
Net cash provided by operating activities	250.7	247.6	888.8	859.0

Cash flow from investing activities:
Payment in conjunction with acquisitions, net of acquired cash	(219.7)	(23.1)	(219.7)	(23.1)
Investment in property and equipment	(4.3)	(4.5)	(11.4)	(16.8)
Net cash used in investing activities	(224.0)	(27.6)	(231.1)	(39.9)

Cash flow from financing activities:
Proceeds from issuance of shares upon exercise of options	140.0	47.4	187.5	74.0
Purchase of treasury shares	(325.0)	(325.0)	(974.6)	(974.7)
Payments related to shares withheld for taxes	(0.7)	(0.6)	(6.5)	(5.4)
Net cash used in financing activities	(185.7)	(278.2)	(793.6)	(906.1)

Unrealized gain (loss) on marketable securities, net	(8.4)	(4.8)	(29.1)	34.7

Decrease in cash and cash equivalents, marketable securities and short term deposits	(167.4)	(63.0)	(165.0)	(52.3)

Cash and cash equivalents, marketable securities and short term deposits at the beginning of the period	4,002.0	3,959.4	3,999.6	3,948.7

Cash and cash equivalents, marketable securities and short term deposits at the end of the period	$3,834.6	$3,896.4	$3,834.6	$3,896.4

©2021 Check Point Software Technologies Ltd. All rights reserved | P. 9

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

By:	/s/ Tal Payne
Tal Payne
Chief Financial Officer & Chief Operating Officer

October 28, 2021

©2021 Check Point Software Technologies Ltd. All rights reserved | P. 10